Customers Bancorp, Inc.
1015 Penn Avenue
Suite 103
Wyomissing PA 19610

June 23, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:		Jessica Livingston, Staff Attorney

	Re:	Acceleration Request
Customers Bancorp, Inc.
Registration Statement on Form S-3
File No. 333-218483

Ladies and Gentlemen:

Pursuant to the requirements of Rule 461 under the Securities Act of 1933, as amended, Customers Bancorp, Inc. (the "Company") hereby requests that the Registration Statement referenced above be declared effective as of 5:00 p.m. on June 23, 2017, or as soon thereafter as is practicable.

Please call our counsel, Christopher S. Connell at 215.564.8138 or Thomas L. Hanley at 202.292.4525 with any questions relating to this request and to confirm the effectiveness of the Form S-3 Registration Statement.

CUSTOMERS BANCORP, INC.

By:	/s/ Robert E. Wahlman
Robert E. Wahlman
Chief Financial Officer